FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  __

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date : April 27, 2015

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Year Ended March 31, 2015

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Year Ended March 31, 2015

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Year Ended March 31, 2015 (Fiscal 2015)

(1) Consolidated results of operations

(% of change from previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal 2015	1,526,536	5.5	93,428	(22.5)	121,862	(16.7)	115,875	30.6
Fiscal 2014	1,447,369	13.1	120,582	56.8	146,268	44.3	88,756	33.5

(Note)  Comprehensive income:

352,446 million yen in the year ended March 31, 2015, 16.9% of change from previous year

301,582 million yen in the year ended March 31, 2014, 46.6% of change from previous year

	Net income attributable to shareholders of Kyocera Corporation per share -Basic	Net income attributable to shareholders of Kyocera Corporation per share -Diluted	Ratio of net income attributable to shareholders of Kyocera Corporation to shareholders’ equity	Ratio of income before income taxes to total assets	Ratio of profit from operations to net sales
	Yen	Yen	%	%	%
Fiscal 2015	315.85	315.85	5.6	4.3	6.1
Fiscal 2014	241.93	241.93	5.0	5.9	8.3

(Reference) Equity in earnings (losses) of affiliates and an unconsolidated subsidiary:

332 million yen in the year ended March 31, 2015            (139) million yen in the year ended March 31, 2014

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets	Kyocera Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
March 31, 2015	3,021,184	2,303,623	2,215,319	73.3	6,038.57
March 31, 2014	2,636,704	1,987,226	1,910,083	72.5	5,206.48

(3) Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
Fiscal 2015	130,767	(93,608)	(39,992)	351,363
Fiscal 2014	149,141	(101,141)	(32,805)	335,174

2. Dividends

	Dividends per share					Annual aggregate	Dividends to net income attributable to	Dividends to
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual	amount of dividends	shareholders of Kyocera Corporation	Kyocera Corporation shareholders’ equity
	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
Fiscal 2014	—	80.00	—	40.00	—	29,350	33.1	1.7
Fiscal 2015	—	40.00	—	60.00	100.00	36,686	31.7	1.8
Fiscal 2016 (forecast)	—	—	—	—	100.00		30.6

(Note) “End of second quarter” dividend per share of 80.00 yen for the year ended March 31, 2014 was calculated based on the number of shares before the stock split undertaken on October 1, 2013.

3. Consolidated Financial Forecast for the Year Ending March 31, 2016 (Fiscal 2016)

(% of change from the previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Fiscal 2016	1,600,000	4.8	160,000	71.3	184,000	51.0	120,000	3.6	327.10

(Note) Forecast of earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the diluted average number of shares outstanding during the year ended March 31, 2015.

(Notes)

(1) Increase or decrease in significant subsidiaries during the year ended March 31, 2015: None.

(2) Changes in accounting policies:

(i) Changes due to adoption of new accounting standards: Please refer to the accompanying “(5) Basis of Preparation of Consolidated Financial Statements” on page 21.

(ii) Changes due to other than adoption of new accounting standards: None.

(3) Number of shares (common stock):

(i)	Number of shares issued:

	377,618,580 shares at March 31, 2015	377,618,580 shares at March 31, 2014

(ii)	Number of treasury stock:

	10,757,224 shares at March 31, 2015	10,751,865 shares at March 31, 2014

(iii)	Average number of shares outstanding:

	366,864,176 shares in the year ended March 31, 2015	366,871,605 shares in the year ended March 31, 2014

(Reference) Outline of Non-Consolidated Results for Kyocera Corporation

The non-consolidated financial information is prepared in accordance with accounting principles generally accepted in Japan.

1. Non-consolidated Financial Results for the Year Ended March 31, 2015:

(1) Non-consolidated results of operations	(% of change from previous year)

	Net sales		Profit from operations		Recurring profit		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal 2015	634,984	0.0	21,970	(21.0)	82,591	6.4	67,681	4.5
Fiscal 2014	634,913	6.5	27,816	(1.5)	77,589	20.1	64,769	23.3

	Net income per share -Basic	Net income per share -Diluted
	Yen	Yen
Fiscal 2015	184.49	—
Fiscal 2014	176.54	—

(2) Non-consolidated financial condition

	Total assets	Net assets	Net assets to total assets	Net assets per share
	Million yen	Million yen	%	Yen
March 31, 2015	2,251,316	1,791,255	79.6	4,882.65
March 31, 2014	1,934,854	1,541,203	79.7	4,200.99

Presentation of Situation of Audit Procedure

The consolidated financial information included in this Form 6-K is out of scope of audit procedure under the Financial Instruments and Exchange Law of Japan. Audit procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of submission of this Form 6-K.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 10.

Accompanying Information

1. ANALYSIS OF BUSINESS RESULTS AND FINANCIAL CONDITION

(1) Analysis of Business Results

[Business Results for the Year Ended March 31, 2015]

Economic Situation and Business Environment

The Japanese economy in the year ended March 31, 2015 (“fiscal 2015”) stagnated on the whole due to a decline in personal consumption as a result of an increase in the consumption tax rate, despite an upward trend in exports and public investment. The European economy posted only moderate growth due to stagnation in capital investment, despite increasing personal consumption. The U.S. economy expanded due mainly to steady growth in personal consumption and housing investment while the Chinese economy also continued to post stable growth.

With regard to the principal markets for Kyocera Corporation and its subsidiaries (“Kyocera Group” or “Kyocera”), demand for smartphones grew in the digital consumer equipment market, and demand expanded in automotive market, mainly in the United States and China. Growth in the solar energy market in Japan slowed, however, due to the end of a government subsidy for introducing solar power generating systems for residential use and the impact of a halt in grid access applications by electric power companies.

Consolidated Financial Results

During fiscal 2015, Kyocera worked to strengthen production capabilities in Japan and overseas as well as cultivate new markets with the aim of boosting sales in existing businesses. In the Components Business, sales increased mainly in automotive related markets, smartphones, communications infrastructures and various industrial machinery markets. In the Equipment Business, sales increased in overseas markets in particular due to the launch of new products and efforts to secure new customers. As a result, consolidated net sales for fiscal 2015 amounted to ¥1,526,536 million, an increase of ¥79,167 million, or 5.5%, compared with the year ended  March 31, 2014 (“fiscal 2014”). This result marked another record high following the record high posted in fiscal 2014.

Profit increased in the Fine Ceramic Parts Group, Semiconductor Parts Group, Electronic Device Group and Information Equipment Group due to higher sales and the effect of cost reductions. Nonetheless, profit from operations decreased by ¥27,154 million, or 22.5%, to ¥93,428 million compared with ¥120,582 million in fiscal 2014 and income before income taxes decreased by ¥24,406 million, or 16.7%, to ¥121,862 million compared with ¥146,268 million in fiscal 2014 due mainly to the recording of loss in line with a review of asset valuation in the Applied Ceramic Products Group and Telecommunications Equipment Group.

Net income attributable to shareholders of Kyocera Corporation increased by ¥27,119 million, or 30.6%, to ¥115,875 million compared with ¥88,756 million in fiscal 2014 due primarily to revaluation of deferred tax assets and liabilities in line with a revision of the tax system in Japan resulting in an increase of approximately ¥36,300 million in net income attributable to shareholders of Kyocera Corporation.

Average exchange rates for fiscal 2015 were ¥110 to the U.S. dollar, marking depreciation of ¥10 (10%) from ¥100 for fiscal 2014, and ¥139 to the Euro, marking depreciation of ¥5 (approximately 4%) from ¥134 for fiscal 2014.

	Years ended March 31,				Increase
	2014		2015		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,447,369	100.0	¥1,526,536	100.0	¥79,167	5.5
Profit from operations	120,582	8.3	93,428	6.1	(27,154)	(22.5)
Income before income taxes	146,268	10.1	121,862	8.0	(24,406)	(16.7)
Net income attributable to shareholders of Kyocera Corporation	88,756	6.1	115,875	7.6	27,119	30.6
Diluted earnings per share attributable to shareholders of Kyocera Corporation	241.93	—	315.85	—	—	—
Average US$ exchange rate	100	—	110	—	—	—
Average Euro exchange rate	134	—	139	—	—	—

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Sales in this reporting segment increased compared with fiscal 2014 due to growth in sales of components for industrial machinery such as semiconductor processing equipment, sapphire substrates for LEDs and automotive parts, particularly automotive camera modules. Operating profit increased significantly compared with fiscal 2014 due to the effect of higher sales of core products and efforts to comprehensively reduce costs.

2) Semiconductor Parts Group

Sales in this reporting segment increased compared with fiscal 2014 due to an increase in sales of ceramic packages mainly for smartphones, communications infrastructures and LEDs coupled with contribution since the beginning of fiscal 2015 from a consolidated subsidiary that joined the Kyocera Group in October 2013. Operating profit increased compared with fiscal 2014 due to higher sales of ceramic packages and the effect of cost reductions despite an increase in expenses associated with the launch of a new factory for organic substrates and the impact of product price erosion.

3) Applied Ceramic Products Group

Sales in the solar energy business remained roughly unchanged compared with fiscal 2014 due primarily to efforts to expand and enhance the product lineup and proactive sales promotion despite a decline in the price of solar modules and the impact of a halt in grid access applications by electric power companies. In contrast, sales in the cutting tool business increased in line with expanded production in automotive related markets. As a result, sales in this reporting segment increased compared with fiscal 2014. Operating profit decreased compared with fiscal 2014, however, due to the impact of price erosion as well as the recording of loss associated with a review of asset valuation, particularly for inventories in the solar energy business.

4) Electronic Device Group

Sales in this reporting segment remained roughly on par with fiscal 2014 as a result of steady increases in sales mainly of capacitors and connectors for smartphones and printing devices for industrial equipment despite a decline in sales of display related products due to structural reforms implemented in fiscal 2014. Operating profit increased significantly compared with fiscal 2014, however, due primarily to the effect of cost reductions and structural reforms.

5) Telecommunications Equipment Group

Sales in this reporting segment increased compared with fiscal 2014 due mainly to sales growth in overseas markets as a result of the active introduction of new models and efforts to secure new customers. Operating profit decreased compared with fiscal 2014 and operating loss was posted, however, due primarily to the recording of impairment loss on goodwill as a result of a review of asset valuation.

6) Information Equipment Group

Sales in this reporting segment increased compared with fiscal 2014 as a result of an increase in sales mainly overseas following activities to expand sales of new products. Operating profit increased significantly compared with fiscal 2014 due to an increase in sales of consumables and other products as well as the effect of cost reductions, which included effective use of a factory in Vietnam.

7) Others

Sales in this reporting segment remained roughly on par with fiscal 2014 despite the impact of a decline in demand in the telecommunications engineering business of Kyocera Communication Systems Co., Ltd., due to an increase in sales at other subsidiaries. Operating profit increased compared with fiscal 2014, however, due to the effect of cost reductions at respective subsidiaries.

Net Sales by Reporting Segment

	Years ended March 31,				Increase
	2014		2015		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥80,020	5.5	¥90,694	5.9	¥10,674	13.3
Semiconductor Parts Group	187,891	13.0	217,879	14.3	29,988	16.0
Applied Ceramic Products Group	272,795	18.9	277,629	18.2	4,834	1.8
Electronic Device Group	284,322	19.6	284,145	18.6	(177)	(0.1)
Total Components Business	825,028	57.0	870,347	57.0	45,319	5.5
Telecommunications Equipment Group	186,749	12.9	204,290	13.4	17,541	9.4
Information Equipment Group	307,848	21.3	332,596	21.8	24,748	8.0
Total Equipment Business	494,597	34.2	536,886	35.2	42,289	8.6
Others	173,137	11.9	172,925	11.3	(212)	(0.1)
Adjustments and eliminations	(45,393)	(3.1)	(53,622)	(3.5)	(8,229)	—
Net sales	¥1,447,369	100.0	¥1,526,536	100.0	¥79,167	5.5

Operating Profit (Loss) by Reporting Segment

	Years ended March 31,				Increase
	2014		2015		(Decrease)
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥11,836	14.8	¥16,134	17.8	¥4,298	36.3
Semiconductor Parts Group	31,889	17.0	33,971	15.6	2,082	6.5
Applied Ceramic Products Group	33,501	12.3	3,159	1.1	(30,342)	(90.6)
Electronic Device Group	21,160	7.4	34,372	12.1	13,212	62.4
Total Components Business	98,386	11.9	87,636	10.1	(10,750)	(10.9)
Telecommunications Equipment Group	1,437	0.8	(20,212)	—	(21,649)	—
Information Equipment Group	28,193	9.2	34,569	10.4	6,376	22.6
Total Equipment Business	29,630	6.0	14,357	2.7	(15,273)	(51.5)
Others	6,276	3.6	6,848	4.0	572	9.1
Operating profit	134,292	9.3	108,841	7.1	(25,451)	(19.0)
Corporate gains and Equity in earnings (losses) of affiliates and an unconsolidated subsidiary	11,889	—	13,744	—	1,855	15.6
Adjustments and eliminations	87	—	(723)	—	(810)	—
Income before income taxes	¥146,268	10.1	¥121,862	8.0	¥(24,406)	(16.7)

* % to net sales of each corresponding segment

Net Sales by Geographic Area

i) Japan

Sales in Japan remained roughly on par with fiscal 2014. Sales increased in the Semiconductor Parts Group and Telecommunications Equipment Group despite a decrease in sales in the Electronic Device Group and solar energy business.

ii) Asia

Sales in Asia increased compared with fiscal 2014 due to an increase in sales in the Components Business especially in the Semiconductor Parts Group and Electronic Device Group on the back of an increase in demand in the fields of smartphones, communications infrastructures and automotive related markets, in addition to sales growth in the Information Equipment Group.

iii) Europe

Sales in Europe increased compared with fiscal 2014 due to an increase in sales in the Information Equipment Group and in the Electric Device Group.

iv) United States of America

Sales in the United States of America increased compared with fiscal 2014 due to sales growth in the Telecommunications Equipment Group and Information Equipment Group through efforts to secure new customers and activities to expand sales of new products.

v) Others

Sales in Others increased compared with fiscal 2014 due to an increase in sales in the Information Equipment Group.

	Years ended March 31,				Increase
	2014		2015		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥643,423	44.4	¥643,577	42.2	¥154	0.0
Asia	274,512	19.0	301,278	19.7	26,766	9.8
Europe	247,700	17.1	265,323	17.4	17,623	7.1
United States of America	217,230	15.0	248,145	16.2	30,915	14.2
Others	64,504	4.5	68,213	4.5	3,709	5.8
Net sales	¥1,447,369	100.0	¥1,526,536	100.0	¥79,167	5.5

[Consolidated Forecasts for the Year Ending March 31, 2016]

In the year ending March 31, 2016 (“fiscal 2016”), the Japanese economy is expected to head toward recovery as personal consumption and private capital investment rebound. Overseas, the European economy is expected to continue expanding moderately while the U.S. economy is forecast to continue growing steadily.

With regard to Kyocera’s core markets, in the information and communications market, demand for smartphones is projected to continue increasing and there are expectations for infrastructure development too such as telecommunications base stations on the back of an increase in demand for data transmission. As a result, component demand is forecast to increase in this market. In automotive related markets, Kyocera forecasts an increase in demand for electronic components and devices in particular following growth in automobile production volume and efforts to enhance safety and environmental performance. In the environment and energy market, demand for the Home Energy Management System (HEMS) and the battery storage unit is forecast to continue increasing despite expectations of contraction in the solar energy market in Japan.

Kyocera will strive to expand sales in growing markets and to strengthen production capacity in both the Components Business and Equipment Business with the aim of posting record high sales for the third year in a row next fiscal year. In addition, efforts will be made to boost profitability through comprehensive cost reductions in order to achieve full-year consolidated financial forecasts.

	Results for the year ended March 31, 2015		Forecasts for the year ending March 31, 2016		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,526,536	100.0	¥1,600,000	100.0	73,464	4.8
Profit from operations	93,428	6.1	160,000	10.0	66,572	71.3
Income before income taxes	121,862	8.0	184,000	11.5	62,138	51.0
Net income attributable to shareholders of Kyocera Corporation	115,875	7.6	120,000	7.5	4,125	3.6
Diluted earnings per share attributable to shareholders of Kyocera Corporation	315.85	—	327.10	—	—	—
Average US$ exchange rate	110	—	115	—	—	—
Average Euro exchange rate	139	—	125	—	—	—

Note:   Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the year ended March 31, 2015.

Net sales and operating profit forecasts by reporting segment are as follows.

Net Sales by Reporting Segment

	Results for the year ended March 31, 2015		Forecasts for the year ending March 31, 2016		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥90,694	5.9	¥100,000	6.3	¥9,306	10.3
Semiconductor Parts Group	217,879	14.3	248,000	15.5	30,121	13.8
Applied Ceramic Products Group	277,629	18.2	247,000	15.4	(30,629)	(11.0)
Electronic Device Group	284,145	18.6	295,000	18.4	10,855	3.8
Total Components Business	870,347	57.0	890,000	55.6	19,653	2.3
Telecommunications Equipment Group	204,290	13.4	205,000	12.8	710	0.3
Information Equipment Group	332,596	21.8	360,000	22.5	27,404	8.2
Total Equipment Business	536,886	35.2	565,000	35.3	28,114	5.2
Others	172,925	11.3	184,000	11.5	11,075	6.4
Adjustments and eliminations	(53,622)	(3.5)	(39,000)	(2.4)	14,622	—
Net sales	¥1,526,536	100.0	¥1,600,000	100.0	¥73,464	4.8

Operating Profit (Loss) by Reporting Segment

	Results for the year ended March 31, 2015		Forecasts for the year ending March 31, 2016		Increase (Decrease)
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥16,134	17.8	¥18,000	18.0	¥1,866	11.6
Semiconductor Parts Group	33,971	15.6	39,000	15.7	5,029	14.8
Applied Ceramic Products Group	3,159	1.1	19,000	7.7	15,841	501.5
Electronic Device Group	34,372	12.1	43,000	14.6	8,628	25.1
Total Components Business	87,636	10.1	119,000	13.4	31,364	35.8
Telecommunications Equipment Group	(20,212)	—	3,000	1.5	23,212	—
Information Equipment Group	34,569	10.4	36,000	10.0	1,431	4.1
Total Equipment Business	14,357	2.7	39,000	6.9	24,643	171.6
Others	6,848	4.0	15,000	8.2	8,152	119.0
Operating profit (loss)	108,841	7.1	173,000	10.8	64,159	58.9
Corporate and others	13,021	—	11,000	—	(2,021)	(15.5)
Income before income taxes	¥121,862	8.0	¥184,000	11.5	¥62,138	51.0

* % to net sales of each corresponding segment

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	Decline in demand for our products due to sluggish economic conditions in Japan and worldwide;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including the yen’s appreciation, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or our business activities;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	Shortages and rising costs of electricity affecting our production and sales activities;

(8)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(9)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(10)	Inability to secure skilled employees, particularly engineering and technical personnel;

(11)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(12)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(13)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(14)	Unintentional conflict with laws and regulations, or the possibility that amendments to laws and regulations or newly enacted laws and regulations may limit our business operations;

(15)	Events that may negatively impact our markets or supply chain, including plague, terrorist acts, international disputes and conflicts, etc. and similar events;

(16)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(17)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(18)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(19)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(20)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(21)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

(2) Analysis of Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at March 31, 2015 increased by ¥16,189 million to ¥351,363 million from ¥335,174 million at March 31, 2014.

i) Cash flows from operating activities

Net cash provided by operating activities for fiscal 2015 decreased by ¥18,374 million to ¥130,767 million from ¥149,141 million for fiscal 2014. This was mainly because cash flow adjustment related to receivables exceeded an increase in net income.

ii) Cash flows from investing activities

Net cash used in investing activities for fiscal 2015 decreased by ¥7,533 million to ¥93,608 million from ¥101,141 million for fiscal 2014. This mainly reflected that an increase in proceeds from maturities of held-to-maturity securities exceeded an increase in payments for purchases of held-to-maturity securities.

iii) Cash flows from financing activities

Net cash used in financing activities for fiscal 2015 increased by ¥7,187 million to ¥39,992 million from ¥32,805 million for fiscal 2014. This was due mainly to increases in dividends paid and in purchases of noncontrolling interests.

Consolidated Cash Flows

	Years ended March 31,
	2014	2015
	(Yen in millions)
Cash flows from operating activities	¥149,141	¥130,767
Cash flows from investing activities	(101,141)	(93,608)
Cash flows from financing activities	(32,805)	(39,992)
Effect of exchange rate changes on cash and cash equivalents	14,525	19,022
Net increase in cash and cash equivalents	29,720	16,189
Cash and cash equivalents at beginning of year	305,454	335,174
Cash and cash equivalents at end of year	¥335,174	¥351,363

(3) Basic Profit Distribution Policy and Dividends for the Year Ended March 31, 2015 and for the Year Ending March 31, 2016

i) Basic profit distribution policy

Kyocera believes that the best way to increase corporate value and meet shareholders’ expectations is to improve future consolidated performance on an ongoing basis. Kyocera therefore has adopted a principal guideline that dividend amounts within a range based on net income attributable to shareholders of Kyocera Corporation on a consolidated basis, and has set its consolidated dividend policy to maintain a consolidated payout ratio of 30% or more of consolidated net income attributable to shareholders of Kyocera Corporation. In addition, Kyocera determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for medium-to-long-term corporate growth.

Kyocera also has adopted policies to ensure a sound financial basis, and, for such purpose, it sets aside other general reserves in preparation for the creation of new businesses, cultivation of new markets, development of new technologies and acquisition of outside management resources necessary to achieve sustainable corporate growth.

ii) Dividends for the year ended March 31, 2015

Pursuant to “i) Basic profit distribution policy” set forth above and based on full-year performance for the year ended March 31, 2015, Kyocera will distribute a year-end dividend for the year ended March 31, 2015 in the amount of 60 yen per share. When aggregated with the interim dividend in the amount of 40 yen per share, the total annual dividend will be 100 yen per share. This means an increase of 20 yen per share compared with 80 yen per share (based on the number of shares after the stock split undertaken on October 1, 2013) for the year ended March 31, 2014.

iii) Dividend forecast for the year ending March 31, 2016

Dividend amounts for the year ending March 31, 2016 will be decided pursuant to “i) Basic profit distribution policy” set forth above. At present, Kyocera forecasts a total annual dividend in the amount of 100 yen per share, based on its financial forecast for the year ending March 31, 2016.

2. MANAGEMENT POLICIES

(1) Basic Policy

Kyocera aims to be respected by society as “The Company” from the perspective of corporate ethics, while maintaining continuous sales growth and high profitability. It has been pursuing this objective since the company’s earliest days through implementation of the “Kyocera Philosophy,” a corporate philosophy placing people’s hearts at its core, as well as the “Amoeba Management System,” a management system unique to Kyocera which has been developed to implement our corporate philosophy.

Kyocera’s management policy is to be a “high-growth, highly profitable company.” To realize this policy, Kyocera aims to increase corporate value by further enhancing performance through “strengthening existing businesses,” “creating new businesses” and “thorough cost reduction.”

(2) Management Target

To be a high-growth, highly profitable company, Kyocera aims to achieve continuous sales growth and a consolidated pre-tax income ratio of 10% or higher.

(3) Medium-term Management Strategy and Management Challenges

Kyocera has a wide range of management resources within the Kyocera Group, from materials technologies such as ceramics to components, devices, equipment, systems and services. Kyocera will strive to increase the sophistication of technologies accumulated over the years, enhance new product development, expand sales by making the best use of sales networks and further reinforce management foundations by exploiting the collective capabilities of the Kyocera Group, which includes bolstering ties between businesses and Group companies. By doing so, Kyocera aims to be a high-growth, highly profitable company. Kyocera will focus on the following challenges:

i) Expand business in key markets

Kyocera views the information and communications market, the environment and energy market, automotive related market and the medical and healthcare market as key markets and will strive to increase profitability by expanding existing businesses and creating new businesses in these markets.

In the information and communications market, Kyocera forecasts further proliferation and more advanced performance in digital consumer equipment, which includes smartphones and tablets, as well as an increase in demand primarily for high capacity and high-speed transmission in each industrial market. In line with these market trends, Kyocera will work to develop and expand sales of small, slim high-value-added products that meet needs as a means to increase sales and profit. In addition, efforts will be made to increase sales by releasing new products and cultivating new markets for telecommunications and information equipment that incorporate unique technologies and differentiate from the competition.

In the environment and energy market, Kyocera will push ahead with broad business development, from energy creating business through solar power generating systems to energy storage business through the supply of electricity storage units and energy saving business that seeks to enhance efficiency of power consumption through an energy management system. Additionally, Kyocera will aim to increase sales through initiatives to cultivate new markets and develop new products, which includes expanding application of LED lighting and developing fuel cell power generating systems.

In the automotive related market, Kyocera will seek to secure new business opportunities through a strategic project system in which market trends are viewed as opportunities for growth, namely the increased use of electrical systems and equipment in automobiles, environmental responsiveness and proliferation of automated driving. Group management resources will be combined on development, production and sales fronts and efforts will be made to increase market share by expanding application of existing products and cultivating customers and to accelerate new product development with the aim of boosting sales.

In the medical and healthcare market, Kyocera will expand the medical materials business, which includes artificial joints, and pursue synergies in materials, components and device technology in an effort to strengthen the development of new healthcare related products and expand this business domain. By doing so, Kyocera seeks to boost sales.

ii) Enhance management foundations

While working to overcome global competition, Kyocera will strive to expand production volume and production items in Vietnam as well as pursue comprehensive production cost reductions in order to strengthen the service system in the Asia region, which holds major production sites of customers. In Japan, Kyocera will work to further increase sophistication of production technology and expand production of high-value-added products. In addition, Kyocera will strive to strengthen existing businesses and create new businesses by making investment in business toward future growth aggressively, which includes the utilization of external management resources through M&As. The aim of these endeavors is to be a high-growth, highly profitable company.

3. BASIC RATIONALE FOR SELECTION OF ACCOUNTING STANDARD

Kyocera has disclosed its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for long periods since it registered its common stock and American Depositary Share with the U.S. Securities and Exchange Commission in 1975. Kyocera continues to adopt U.S. GAAP as it considers being consistent with the past consolidated financial statements will contribute to benefits for the users of Kyocera’s consolidated financial statements.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	March 31,
	2014		2015		Increase
	Amount	%	Amount	%	(Decrease)
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥335,174		¥351,363		¥16,189
Short-term investments in debt and equity securities	115,900		95,237		(20,663)
Other short-term investments	160,331		184,358		24,027
Trade notes receivables	22,054		19,130		(2,924)
Trade accounts receivables	257,850		299,412		41,562
Less allowances for doubtful accounts and sales returns	(5,062)		(5,378)		(316)
Inventories	335,802		354,499		18,697
Deferred income taxes	41,499		42,314		815
Other current assets	103,887		116,612		12,725
Total current assets	1,367,435	51.9	1,457,547	48.2	90,112
Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	738,212		1,051,638		313,426
Other long-term investments	14,847		20,402		5,555
Total investments and advances	753,059	28.6	1,072,040	35.5	318,981
Property, plant and equipment:
Land	63,268		59,590		(3,678)
Buildings	344,167		350,354		6,187
Machinery and equipment	826,881		846,391		19,510
Construction in progress	11,821		11,015		(806)
Less accumulated depreciation	(975,580)		(1,005,859)		(30,279)
Total property, plant and equipment	270,557	10.3	261,491	8.6	(9,066)
Goodwill	116,632	4.4	102,167	3.4	(14,465)
Intangible assets	59,326	2.2	56,615	1.9	(2,711)
Other assets	69,695	2.6	71,324	2.4	1,629
Total non-current assets	1,269,269	48.1	1,563,637	51.8	294,368
Total assets	¥2,636,704	100.0	¥3,021,184	100.0	¥384,480

	March 31,
	2014		2015		Increase
	Amount	%	Amount	%	(Decrease)
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥4,064		¥4,129		¥65
Current portion of long-term debt	12,360		9,441		(2,919)
Trade notes and accounts payable	122,424		119,654		(2,770)
Other notes and accounts payable	48,224		59,613		11,389
Accrued payroll and bonus	56,068		59,454		3,386
Accrued income taxes	23,353		17,316		(6,037)
Other accrued liabilities	31,347		53,305		21,958
Other current liabilities	29,611		33,339		3,728
Total current liabilities	327,451	12.4	356,251	11.8	28,800
Non-current liabilities:
Long-term debt	19,466		17,881		(1,585)
Accrued pension and severance liabilities	36,812		34,764		(2,048)
Deferred income taxes	235,954		292,454		56,500
Other non-current liabilities	29,795		16,211		(13,584)
Total non-current liabilities	322,027	12.2	361,310	12.0	39,283
Total liabilities	649,478	24.6	717,561	23.8	68,083
Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	162,666		162,695		29
Retained earnings	1,415,784		1,502,310		86,526
Accumulated other comprehensive income	250,963		469,673		218,710
Common stock in treasury stock, at cost	(35,033)		(35,062)		(29)
Total Kyocera Corporation shareholders’ equity	1,910,083	72.5	2,215,319	73.3	305,236
Noncontrolling interests	77,143	2.9	88,304	2.9	11,161
Total equity	1,987,226	75.4	2,303,623	76.2	316,397
Total liabilities and equity	¥2,636,704	100.0	¥3,021,184	100.0	¥384,480

Note: Accumulated other comprehensive income is as follows:

	March 31,		Increase
	2014	2015	(Decrease)
	(Yen in millions)
Net unrealized gains on securities	¥293,783	¥467,841	¥174,058
Net unrealized losses on derivative financial instruments	(260)	(372)	(112)
Pension adjustments	(21,101)	(28,452)	(7,351)
Foreign currency translation adjustments	(21,459)	30,656	52,115
Total	¥250,963	¥469,673	¥218,710

(2) Consolidated Statements of Income

	Years ended March 31,				Increase
	2014		2015		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥1,447,369	100.0	¥1,526,536	100.0	¥79,167	5.5
Cost of sales	1,068,465	73.8	1,137,137	74.5	68,672	6.4
Gross profit	378,904	26.2	389,399	25.5	10,495	2.8
Selling, general and administrative expenses	258,322	17.9	295,971	19.4	37,649	14.6
Profit from operations	120,582	8.3	93,428	6.1	(27,154)	(22.5)
Other income (expenses):
Interest and dividend income	18,172	1.3	22,783	1.5	4,611	25.4
Interest expense	(1,945)	(0.1)	(1,718)	(0.1)	227	—
Foreign currency transaction gains, net	5,108	0.3	4,499	0.3	(609)	(11.9)
Gains on sales of securities, net	2,875	0.2	505	0.0	(2,370)	(82.4)
Other, net	1,476	0.1	2,365	0.2	889	60.2
Total other income (expenses)	25,686	1.8	28,434	1.9	2,748	10.7
Income before income taxes	146,268	10.1	121,862	8.0	(24,406)	(16.7)
Income taxes	51,254	3.5	(3,441)	(0.2)	(54,695)	—
Net income	95,014	6.6	125,303	8.2	30,289	31.9
Net income attributable to noncontrolling interests	(6,258)	(0.5)	(9,428)	(0.6)	(3,170)	—
Net income attributable to shareholders of Kyocera Corporation	¥88,756	6.1	¥115,875	7.6	¥27,119	30.6
Per share information:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥241.93		¥315.85
Diluted	¥241.93		¥315.85
Average number of shares of common stock outstanding:
Basic	366,872		366,864
Diluted	366,872		366,864

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares of stock outstanding during each period.

Consolidated Statements of Comprehensive Income

	Years ended March 31,		Increase
	2014	2015	(Decrease)
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥95,014	¥125,303	¥30,289
Other comprehensive income (loss) — net of taxes
Net unrealized gains on securities	158,510	174,184	15,674
Net unrealized losses on derivative financial instruments	(167)	(111)	56
Pension adjustments	2,380	(7,688)	(10,068)
Foreign currency translation adjustments	45,845	60,758	14,913
Total other comprehensive income (loss)	206,568	227,143	20,575
Comprehensive income	301,582	352,446	50,864
Comprehensive income (loss) attributable to noncontrolling interests	(11,946)	(17,757)	(5,811)
Comprehensive income attributable to shareholders of Kyocera Corporation	¥289,636	¥334,689	¥45,053

(3) Consolidated Statements of Equity

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions and shares in thousands)
Balance at March 31, 2013 (366,880)	¥115,703	¥163,062	¥1,368,512	¥50,138	¥(51,258)	¥1,646,157	¥68,785	¥1,714,942
Comprehensive income:
Net income			88,756			88,756	6,258	95,014
Other comprehensive income (loss)				200,880		200,880	5,688	206,568
Total comprehensive income						289,636	11,946	301,582
Cash dividends paid to Kyocera Corporation’s shareholders			(25,681)			(25,681)		(25,681)
Cash dividends paid to noncontrolling interests							(3,193)	(3,193)
Purchase of treasury stock (14)					(68)	(68)		(68)
Reissuance of treasury stock (1)		1			2	3		3
Retirement of treasury stock		(488)	(15,803)		16,291	—		—
Stock option plan of subsidiaries		99				99	38	137
Other		(8)		(55)		(63)	(433)	(496)
Balance at March 31, 2014 (366,867)	¥115,703	¥162,666	¥1,415,784	¥250,963	¥(35,033)	¥1,910,083	¥77,143	¥1,987,226
Comprehensive income:
Net income			115,875			115,875	9,428	125,303
Other comprehensive income (loss)				218,814		218,814	8,329	227,143
Total comprehensive income						334,689	17,757	352,446
Cash dividends paid to Kyocera Corporation’s shareholders			(29,349)			(29,349)		(29,349)
Cash dividends paid to noncontrolling interests							(3,492)	(3,492)
Purchase of treasury stock (6)					(30)	(30)		(30)
Reissuance of treasury stock (0)		1			1	2		2
Stock option plan of subsidiaries		114				114	43	157
Other		(86)		(104)		(190)	(3,147)	(3,337)
Balance at March 31, 2015 (366,861)	¥115,703	¥162,695	¥1,502,310	¥469,673	¥(35,062)	¥2,215,319	¥88,304	¥2,303,623

(4) Consolidated Statements of Cash Flows

	Years ended March 31,
	2014	2015
	(Yen in millions)
Cash flows from operating activities:
Net income	¥95,014	¥125,303
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	76,151	72,994
Provision for doubtful accounts and loss on bad debts	252	197
Write-down of inventories	7,256	17,361
Deferred income taxes	10,354	(49,745)
Gains on sales of securities, net	(2,875)	(581)
Losses on impairment of goodwill	729	18,456
Foreign currency adjustments	(1,975)	(2,687)
Change in assets and liabilities:
(Increase) decrease in receivables	47,306	(16,804)
Increase in inventories	(25,160)	(19,938)
Decrease in other current assets	7,661	2,955
Decrease in notes and accounts payable	(34,589)	(13,085)
Increase (decrease) in accrued income taxes	490	(6,392)
Increase (decrease) in other current liabilities	(26,825)	9,002
Decrease in other non-current liabilities	(3,628)	(6,348)
Other, net	(1,020)	79
Net cash provided by operating activities	149,141	130,767
Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(38,530)	(24,505)
Payments for purchases of held-to-maturity securities	(131,016)	(197,391)
Proceeds from sales and maturities of available-for-sale securities	43,432	25,131
Proceeds from maturities of held-to-maturity securities	73,623	182,531
Acquisitions of businesses, net of cash acquired	(15,975)	(1,843)
Investment in affiliates	(871)	(650)
Payments for purchases of property, plant and equipment	(50,890)	(57,055)
Payments for purchases of intangible assets	(6,722)	(6,214)
Acquisition of time deposits and certificate of deposits	(260,241)	(246,667)
Withdrawal of time deposits and certificate of deposits	284,829	229,982
Other, net	1,220	3,073
Net cash used in investing activities	(101,141)	(93,608)
Cash flows from financing activities:
Decrease in short-term borrowings, net	(213)	(554)
Proceeds from issuance of long-term debt	10,671	10,642
Payments of long-term debt	(13,247)	(13,347)
Dividends paid	(28,624)	(32,705)
Purchases of noncontrolling interests	(1,032)	(4,004)
Other, net	(360)	(24)
Net cash used in financing activities	(32,805)	(39,992)
Effect of exchange rate changes on cash and cash equivalents	14,525	19,022
Net increase in cash and cash equivalents	29,720	16,189
Cash and cash equivalents at beginning of year	305,454	335,174
Cash and cash equivalents at end of year	¥335,174	¥351,363

(5) Basis of Preparation of Consolidated Financial Statements

i) Scope of consolidation:

Number of consolidated subsidiaries	214	Kyocera Document Solutions Inc.
		AVX Corporation
		Kyocera International, Inc. and others

Number of affiliates accounted for by the equity method	11

ii) Changes in scope of consolidation and application of the equity method:

Consolidated subsidiaries:
Number of increase	10
Number of decrease	13

Affiliates accounted for by the equity method:
Number of increase	1
Number of decrease	2

iii) Summary of significant accounting policies

Kyocera’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Recently Adopted Accounting Standards

On April 1, 2014, Kyocera adopted Accounting Standards Update (ASU) No. 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date.” This accounting standard requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following: (a) The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors (b) Any additional amount the reporting entity expects to pay on behalf of its co-obligors. The accounting standard also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2014, Kyocera adopted ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” This accounting standard resolves the diversity in practice about whether Accounting Standards Codification (ASC) 810-10, “Consolidation—Overall,” or ASC 830-30, “Foreign Currency Matters—Translation of Financial Statements,” applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, this accounting standard resolves the diversity in practice for the treatment of business combinations achieved in stages involving a foreign entity. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2014, Kyocera adopted ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” This accounting standard requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward in the financial statements. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(6) Segment Information

i) Reporting segment:

	March 31,
	2014	2015	Increase (Decrease)
	Amount	Amount	Amount	%
	(Yen in millions)
Assets by reporting segments:
Fine Ceramic Parts Group	¥69,165	¥78,580	¥9,415	13.6
Semiconductor Parts Group	169,330	194,547	25,217	14.9
Applied Ceramic Products Group	317,750	306,984	(10,766)	(3.4)
Electronic Device Group	451,856	509,836	57,980	12.8
Telecommunications Equipment Group	105,597	102,762	(2,835)	(2.7)
Information Equipment Group	290,378	304,044	13,666	4.7
Others	171,652	176,556	4,904	2.9
	1,575,728	1,673,309	97,581	6.2
Corporate and investments in and advances to affiliates and an unconsolidated subsidiary	1,182,912	1,492,915	310,003	26.2
Adjustments and eliminations	(121,936)	(145,040)	(23,104)	—
Total assets	¥2,636,704	¥3,021,184	¥384,480	14.6

	Years ended March 31,		Increase
	2014	2015	(Decrease)
	Amount	Amount	Amount	%
	(Yen in millions)
Depreciation and amortization:
Fine Ceramic Parts Group	¥5,014	¥4,956	¥(58)	(1.2)
Semiconductor Parts Group	15,765	15,723	(42)	(0.3)
Applied Ceramic Products Group	13,558	12,527	(1,031)	(7.6)
Electronic Device Group	17,585	16,010	(1,575)	(9.0)
Telecommunications Equipment Group	5,091	4,339	(752)	(14.8)
Information Equipment Group	10,963	11,488	525	4.8
Others	5,965	5,820	(145)	(2.4)
Corporate	2,210	2,131	(79)	(3.6)
Total	¥76,151	¥72,994	¥(3,157)	(4.1)

Capital expenditures:
Fine Ceramic Parts Group	¥3,195	¥6,077	¥2,882	90.2
Semiconductor Parts Group	16,566	11,465	(5,101)	(30.8)
Applied Ceramic Products Group	8,546	6,665	(1,881)	(22.0)
Electronic Device Group	12,048	14,471	2,423	20.1
Telecommunications Equipment Group	2,997	2,525	(472)	(15.7)
Information Equipment Group	5,550	9,196	3,646	65.7
Others	3,437	2,695	(742)	(21.6)
Corporate	4,272	3,576	(696)	(16.3)
Total	¥56,611	¥56,670	¥59	0.1

Note:

With regard to Reporting segment information of Net sales and Income before income taxes, please refer to the accompanying “1.ANALYSIS OF BUSINESS RESULTS AND FINANCIAL CONDITION (1) Analysis of Business Results Consolidated Results by Reporting Segment” on page 5.

ii) Geographic segments (Net sales and Income before income taxes by geographic area) :

	Years ended March 31,		Increase
	2014	2015	(Decrease)
	Amount	Amount	Amount	%
	(Yen in millions)
Net sales:
Japan	¥671,052	¥677,431	¥6,379	1.0
Intra-group sales and transfer between geographic areas	471,547	514,676	43,129	9.1
	1,142,599	1,192,107	49,508	4.3
Asia	231,075	239,852	8,777	3.8
Intra-group sales and transfer between geographic areas	281,750	319,387	37,637	13.4
	512,825	559,239	46,414	9.1
Europe	255,637	274,097	18,460	7.2
Intra-group sales and transfer between geographic areas	48,204	36,923	(11,281)	(23.4)
	303,841	311,020	7,179	2.4
United States of America	262,510	303,245	40,735	15.5
Intra-group sales and transfer between geographic areas	40,758	33,859	(6,899)	(16.9)
	303,268	337,104	33,836	11.2
Others	27,095	31,911	4,816	17.8
Intra-group sales and transfer between geographic areas	15,853	16,535	682	4.3
	42,948	48,446	5,498	12.8
Adjustments and eliminations	(858,112)	(921,380)	(63,268)	—
Net sales	¥1,447,369	¥1,526,536	¥79,167	5.5
Income before income taxes:
Japan	¥81,858	¥51,316	¥(30,542)	(37.3)
Asia	23,371	25,232	1,861	8.0
Europe	11,862	11,588	(274)	(2.3)
United States of America	17,428	20,016	2,588	14.8
Others	1,286	1,459	173	13.5
	135,805	109,611	(26,194)	(19.3)
Corporate gains and Equity in earnings (losses) of affiliates and an unconsolidated subsidiary	11,889	13,744	1,855	15.6
Adjustments and eliminations	(1,426)	(1,493)	(67)	—
Income before income taxes	¥146,268	¥121,862	¥(24,406)	(16.7)

iii) Geographic segments (Net sales by region):

With regard to Information of Geographic segments, please refer to the accompanying “1.ANALYSIS OF BUSINESS RESULTS AND FINANCIAL CONDITION (1) Analysis of Business Results Net Sales by Geographic Area” on page 7.

(7) Earnings per Share

With regard to earnings per share, please refer to “Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Year Ended March 31, 2015” on page 1 and “3. CONSOLIDATED FINANCIAL STATEMENTS (2) Consolidated Statements of Income” on page 17.

(8) Material Subsequent Event

None.

(9) Cautionary Statement for Premise of a Going Concern

None.